UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June 2013

Commission File Number 000-25383

Infosys Limited
(Exact name of Registrant as specified in its charter)

Not Applicable.
(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261
(Address and telephone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) : ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) : ☐

TABLE OF CONTENTS

CHANGES TO THE BOARD OF DIRECTORS
SIGNATURES

 CHANGES TO THE BOARD OF DIRECTORS

Infosys Limited, a company organized under the laws of the Republic of India ("Infosys", or the "Company"), hereby files with the United States Securities and Exchange Commission this Report on Form 6-K. This Report on Form 6-K shall be deemed to be incorporated by reference into the Company's registration statements under the Securities Act of 1933, as amended.

On June 1, 2013, Infosys announced that the Board of Directors (the “Board”) of Infosys has appointed Mr. N. R. Narayana Murthy as the Executive Chairman of the Board and Additional Director, effective immediately. Mr. Murthy, the Chairman Emeritus of Infosys from August 2011-May 2013, founded Infosys in 1981 and served as the Chief Executive Officer from 1981-2002, and as the Chairman and Chief Mentor from 1981-2011.

Mr. Murthy will serve on the Company’s Board of Directors until the Company’s next annual general meeting (“AGM”) of shareholders to be held on June 15, 2013, when his election as a director will be placed before the Company’s shareholders for their approval. Subject to his election as a director at the AGM, the Board will take up in its meeting on June 15, 2013, the requisite resolutions to hold an extraordinary general meeting to seek the approval of the shareholders for appointing Mr. Murthy as the Executive Chairman and Whole-time Director of Infosys for a period of five years commencing June 1, 2013. During his five year term, Mr. Murthy will draw a compensation of Rupee One per year. Subject to receipt of necessary approvals, Mr. Murthy’s son, Dr. Rohan Murty, will join Infosys as Mr. Murthy’s executive assistant and be a part of the Chairman’s Office. During the year ended March 31, 2013, an amount of  100,000,000 was donated by Infosys to Infosys Foundation, a not-for-profit foundation, of which Mr. Murthy’s wife is a trustee.

Effective June 1, 2013, Mr. K. V. Kamath will step down from his position as Chairman of the Board and take up the position of Lead Independent Director.

The Company also announced that effective June 1, 2013, Mr. S. Gopalakrishnan, the Co-Chairman of the Board has been re-designated as the Executive Vice-Chairman.

Subject to necessary approvals, Mr. S. D. Shibulal, the Chief Executive Officer and Managing Director, and Mr. S. Gopalakrishnan, will draw a compensation of Rupee One per year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Limited /s/ S. D. Shibulal

Date: June 4, 2013	S.D. Shibulal Chief Executive Officer